FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Pierzchalski, Lawrence J.	2. Issuer Name and Ticker or Trading Symbol MGIC Investment Corporation (MTG)

6. Relationship of Reporting Person(s)
to Issuer (Check all applicable)
    Director                                       10% Owner
X Officer (give title below)          Other (specify below)

Executive Vice President-Risk Management of Mortgage Guaranty Insurance Corporation, a Subsidiary of the Issuer

(Last) (First) (Middle) MGIC Plaza 250 East Kilbourn Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 03/07/03(1)
(Street) Milwaukee, WI 53202		5. If Amendment, Date of Original (Month/Day/Year) 01/23/03	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	01/22/03		A(2)		1,767	A	N/A		D
Common Stock	01/22/03		A(3)		2,650	A	N/A		D
Common Stock	01/22/03		A(4)		10,800	A	N/A		D
Common Stock	01/23/03		F		642	D	$43.54	18,475(5)	D
Common Stock	N/A							2.4428(6)	I	By Issuer's Profit Sharing and Savings Plan
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$36.4375	N/A						(7)	01/22/07	Common Stock	60,000		60,000	D
Employee Stock Option (Right to Buy)	$46.0625	N/A						(8)	05/05/09	Common Stock	25,000		25,000	D
Employee Stock Option (Right to Buy)	$45.375	N/A						(9)	01/26/10	Common Stock	50,000		50,000	D
Employee Stock Option (Right to Buy)	$57.88	N/A						(10)	01/24/11	Common Stock	25,000		25,000	D
Employee Stock Option (Right to Buy)	$63.80	N/A						(11)	01/23/12	Common Stock	40,000		40,000	D
Employee Stock Option (Right to Buy)	$43.70	01/22/03		A		27,000		(12)	01/22/13	Common Stock	27,000		27,000	D

Explanation of Responses:

(1) This amended Form 4 is being filed to correct the total number of non-deriviative securities directly owned by the reporting person reported as of January 23, 2003.
(2) These shares were awarded to the reporting person pursuant to the Issuer's 2002 Stock Incentive Plan and may not be sold or transferred prior to January 22, 2004.
(3) These shares were awarded to the reporting person pursuant to the Issuer's 2002 Stock Incentive Plan and may not be sold or transferred prior to January 22, 2006.
(4) These shares were awarded to the reporting person pursuant to the Issuer's 2002 Stock Incentive Plan. Each share is subject to certain restrictions and may not be sold or transferred prior to the date on which the restrictions lapse. The restrictions will lapse on each of the next five anniversary dates of this award at a rate equal to (a) the number of shares awarded multiplied by (b) the Issuer's diluted earnings per share for the year prior to such anniversary, excluding realized gains and losses, divided by $34.92. Any shares that have not vested by the fifth such anniversary shall not vest.
(5) This number was incorrectly transcribed and reported in the original Form 4 of the reporting person for January 23, 2003.
(6) Number of shares as of December 31, 2002.
(7) This option was granted to the reporting person under the Issuer's 1991 Stock Incentive Plan and is vested and exercisable in full.
(8) This option was granted to the reporting person under the Issuer's 1991 Stock Incentive Plan and one-fifth of the option vests on May 5 of each of the five years beginning in 2000.
(9) This option was granted to the reporting person under the Issuer's 1991 Stock Incentive Plan. Vesting of the option may occur on January 26 of each of the five years beginning in 2001, at a rate equal to the percent which the Issuer's earnings per share for the prior fiscal year was of $31.21, and subject to at least a 10% increase in the Issuer's earnings per share from the prior fiscal year. Any portion of the option which has not been vested at January 26, 2005 will become vested on January 26, 2009.
(10) This option was granted to the reporting person under the Issuer's 1991 Stock Incentive Plan and one-fifth of the option vests on January 24 of each of the five years beginning in 2002.
(11) This option was granted to the reporting person under the Issuer's 1991 Stock Incentive Plan and one-fifth of the option vests on January 23 of each of the five years beginning in 2003.
(12) This option was granted to the reporting person under the Issuer's 2002 Stock Incentive Plan and one-fifth of the option vests on January 22 of each of the five years beginning in 2004.
(13) This form is signed by the reporting person's attorney-in-fact pursuant to the attached power of attorney.

By: /s/ Dan D. Stilwell Dan D. Stilwell, Attorney-in-fact (13) **Signature of Reporting Person	March 7, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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Power of Attorney Regarding Form 4 and Form 5

KNOW ALL BY THESE PRESENTS, that the undersigned, a person required to file reports of changes in beneficial ownership of equity securities of MGIC Investment Corporation (the "Company"), hereby appoints each person who is the Chief Financial Officer, the Chief Accounting Officer, the General Counsel, the Associate General Counsel or the Assistant General Counsel of the Company as the attorney-in-fact and agent of the undersigned to sign the undersigned's name to any Form 4 or Form 5 to be filed with the Securities and Exchange Commission or any securities exchange.  Each of the persons authorized to act as such attorney-in-fact and agent above may do so separately without the concurrence of the other persons.  The authority granted hereunder is granted to the person occupying the position specified at the time such authority is exercised.

Dated:   August 20, 2002

      /s/ L. J. Pierzchalski

      Please print name: L. J. Pierzchalski